SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2012

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2012
EDAP TMS S.A.

/s/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER

Dear EDAP Shareholders,

We are pleased to convey to you that our upcoming Shareholders Assembly Meeting is scheduled to convene on June 25, 2012.  EDAP’s Board of Directors and management team would like to take this opportunity to request your support for the attached resolutions.

You will be requested to vote for resolutions submitted to (i) the Ordinary Assembly Meeting of Shareholders and to the (ii) Extraordinary Assembly Meeting of Shareholders.

Resolutions relevant to the Ordinary Assembly Meeting (Resolutions 1 to 6) include approval of the Company’s 2011 fiscal year accounts, related corporate activity approvals and allocation of Board fees. We invite you to read the Company’s 2011 20-F Report on 2011 consolidated accounts available on the Company’s website www.edap-tms.com, Investor Relations section. This year, the mandate of the Company’s Auditors has come to the end of its term, and the Board of Directors, after reviewing proposals from auditing firms, has decided to retain the proposal from PricewaterhouseCoopers Audit and to submit for your approval their appointment for the statutory period of six years. Finally, we wish to submit for your vote, and ask that you vote in favor of, the appointment of Marc Oczachowski, CEO of EDAP, who is relocating to the U.S. as recently announced, as a member of the Board of Directors.

Resolutions relating to the Extraordinary Assembly Meeting relate mainly to the renewal of the resolutions that you previously authorized in last year’s Assembly Meeting. The resolutions, in accordance with French and International standards and in the interest of the Company, aim at providing the Company with the necessary flexibility to continue its business and development.

•
To that end, we submit for your approval the renewal of various financial delegations to your Board of Directors (Resolutions 10 to 13), which would allow it to seize opportunities, if need be, and implement share capital increases, with or without preferential subscription rights. You will note that Resolution 13 allows certain categories of investors such as practitioners using the Company’s technology, the Company’s business partners, or patients who have been treated with EDAP’s innovative technologies, to participate in possible future financing operations and take part in our strategic development.

•
In line with the Company’s profit-sharing plan and share-based incentive programs, we propose that you renew a delegation of authority to your Board of Directors so that it may carry out share capital increases reserved to categories of

1

the Company’s employees, officers and directors, who meet certain specified characteristics (Resolutions 14 and 15).

•
The maximum aggregate nominal amount of share capital increases that may be consummated, pursuant to the delegations we propose you to grant to your Board of Directors, would be renewed at 1,300,000 euros, i.e., a maximum possible number of 10,000,000 shares with a nominal amount of 0.13 euros each (Resolution 8).

In the name of the Board of Directors, I wish to reiterate that this authorization is necessary to ensure that the Company has the flexibility to conduct its business and to face possible risks and opportunities. But this request does not relate to existing projects of new fund raisings in the short term, and the Board of Directors and I remain committed to making sure that the use, if any, of these authorizations will be thoroughly checked in light of the ultimate interest of the Company’s Shareholders.

•
Finally, Resolution 9 is submitted to your approval in order to authorize the Board to issue shares to Bondholders without preferential subscription rights, in order to allow the payment of interests linked to the Company’s indebtedness in the form of shares.

•
From a purely technical point of view, the Company wishes to amend Article 32 of its Articles of Association to reflect current contractual commitments covering the applicable jurisdictions that may apply in case of legal actions (Resolution 7).

As we recently announced, the Board of Directors has made the strategic decision to shift the major emphasis of its business to the U.S. market, with the CEO’s immediate relocation to the U.S. to fully focus on growing our U.S. activities. We believe this strategy will allow us to implement the significant initiatives for our lithotripsy business and our upcoming FDA expected filing for Ablatherm HIFU. We look forward to reporting on our progress on EDAP’s development and success in the U.S.

In the name of the Board of Directors of EDAP,
I wish to thank you for your continued support.

Sincerely,

Philippe CHAUVEAU
Chairman of the Board
EDAP TMS SA

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EDAP TMS
A corporation with a share capital of 2,057,419.13 Euros
Registered office : 4, rue du Dauphiné - Parc d’activité la Poudrette Lamartine
69120 Vaulx-en-Velin (France)
Lyon Trade and Companies Register Number 316 488 204 R.C.S.

Vaulx-en-Velin, May 16, 2012
NOTICE

On Monday June 25, 2012, the shareholders are convened to attend an Ordinary and Extraordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 10:30 am,

at EDAP TMS’s headquarters
4, rue du Dauphiné,
69120 Vaulx-en-Velin, France
to consider the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.
Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31st, 2011; reading of the Board of Directors' special report; reading of the Statutory Auditor's report relating to the annual accounts closed on December 31, 2011; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (USGAAP) for the fiscal year ended December 31st, 2011; granting of a release to the members of the Board of Directors for their management;

2.	Allocation of the loss for the fiscal year ended December 31st, 2011;

3.
Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report.

4.	Determination of attendance fees to be allocated to the Board of Directors;

5.	Appointment of a new Statutory Auditor and a new Alternate Statutory Auditor

6.	Appointment of Mr. Marc Oczachowski as Member of the Board of Directors of the Company.

AGENDA OF THE EXTRAORDINARY ANNUAL SHAREHOLDERS MEETING:

7.	Amendment of Article 32 of the Company’s by-laws, entitled “Disputes” (Contestations)

8.	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital;

9.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares, with cancellation of shareholders’ preferential subscription rights, reserved for holders of the bonds issued by the Company on January 25, 2012 or of any other debt security to be issued by the Company for payments in the form of shares related to such debt securities;

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10.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

11.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;

12.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

13.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics (practitioners  who use the Company’s technologies and/or commercial partners of the Company and/or patients who have benefited from treatments using technologies developed by the Company);

14.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of the following category of persons: directors and officers of the Company in office at the date of issuance of the shares or other securities, and natural persons who have an employment contract with the Company at the date of issuance of the shares or other securities;

15.
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan.

Yours sincerely,

The Board of Directors

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This is a free translation from the French language and is supplied solely for information purposes.  Only the original version in French language has legal force.

EDAP - TMS
A corporation with a share capital of 2,057,419.13 euros
Registered office: Parc d’activité La Poudrette Lamartine
4, rue du Dauphiné - 69120 Vaulx en Velin, France
Lyon Registry of Commerce 316 488 204

DRAFT RESOLUTIONS TO BE SUBMITTED
TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING'S HELD
ON JUNE 25, 2012

Shareholders are invited to attend the Ordinary and Extraordinary General Meeting of EDAP-TMS S.A. (the “Company”) on June 25, 2012, at 10.30 am., at the Company’s offices, 4 Rue du Dauphiné, 69120, Vaulx-en-Velin, France.  The shareholders will deliberate on the following agenda:

AGENDA

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.
Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31st, 2011; reading of the Board of Directors' special report; reading of the Statutory Auditor's report relating to the annual accounts closed on December 31, 2011; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (USGAAP) for the fiscal year ended December 31st, 2011; granting of a release to the members of the Board of Directors for their management;

2.	Allocation of the loss for the fiscal year ended December 31st, 2011;

3.
Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report.

4.	Determination of attendance fees to be allocated to the Board of Directors;

5.	Appointment of a new Statutory Auditor and a new Alternate Statutory Auditor

6.	Appointment of Mr. Marc Oczachowski as Member of the Board of Directors of the Company.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

7.	Amendment of Article 32 of the Company’s by-laws, entitled “Disputes” (Contestations)

8.	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital;

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9.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares, with cancellation of shareholders’ preferential subscription rights, reserved for holders of the bonds issued by the Company on January 25, 2012 or of any other debt security to be issued by the Company for payments in the form of shares related to such debt securities;

10.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

11.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;

12.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

13.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics (practitioners  who use the Company’s technologies and/or commercial partners of the Company and/or patients who have benefited from treatments using technologies developed by the Company);

14.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of the following category of persons: directors and officers of the Company in office at the date of issuance of the shares or other securities, and natural persons who have an employment contract with the Company at the date of issuance of the shares or other securities;

15.
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan.

* * *

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AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

FIRST RESOLUTION (Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31st, 2011; reading of the Board of Directors' special report; reading of the Statutory Auditor's report relating to the annual accounts closed on December 31st, 2011; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (US GAAP) for the fiscal year ended December 31st, 2011; granting of a release to the members of the Board of Directors for their management)

The General Meeting, acting in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings, and after having been read:

-	the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31st, 2011,
-	the Board of Directors' special report on stock-options,
-	the Board of Directors' special report as per Article L. 225-197-4 of the French Commercial Code,
-	the Statutory Auditor's general report relating to the annual accounts relating to the fiscal year ended December 31st, 2011,
-
the Statutory Auditor's report relating to the consolidated accounts prepared in accordance with U.S. generally accepted accounting principles (US GAAP) applying to companies listed on the Nasdaq market.

Approves the annual accounts, i.e., the balance sheet, income statement and the related note as of and for the period ended December 31st, 2011 as they have been presented, together with the transactions transcribed in the aforesaid financial statements and summarized in such reports;

Approves the consolidated accounts relating to the fiscal year ended December 31st, 2011 established in accordance with U.S. GAAP as applied to to companies listed on the Nasdaq market, as they have been presented, together with the transactions transcribed in the aforesaid financial statements and summarized in such reports.

The General Meeting therefore grants a release to all members of the Board of Directors for their management during the fiscal year 2011.

SECOND RESOLUTION (Allocation of the loss for the fiscal year ended December 31st, 2011)

The General Meeting, in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings, acknowledges that the Company has recorded a net loss (not consolidated) of € 3,894,511.17 during fiscal year ended December 31st, 2011 taking into account:

▪	a depreciation allowance amounting to €394,197.76,
▪	a provision allowance amounting to €2,085,902.49.

The General Meeting, after reading the Board of Directors report, decides to clear the loss amounting to € 3,894,511.17 by allocating the entire €3,894,511.17 amount to the cumulated losses account.

Pursuant to Article 243 bis of the French Tax Code, the General Meeting takes note that no dividend has been distributed during the last three fiscal years.

The General Meeting, pursuant to the Board of Directors' report, in accordance with article 223 quarter of the French Tax Code, approves the total amount of the expenses and charges concerned by article 39-4 of this Code, amounting to €2,489 as well as the theoretical tax amounting to €871.15.

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THIRD RESOLUTION (Reading and approval of the special report of the Statutory Auditor on the agreements referred to in Article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the said report)

After hearing the Statutory Auditor's special report relating to the agreements referred to in article L.225-38 of the French Commercial Code (related party transactions), the General Meeting approves the continuation of the agreements entered into by the Company and its subsidiaries as mentioned in the said report.

FOURTH RESOLUTION (Determination of attendance fees to be allocated to the Board of Directors)

The General Meeting, in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings, sets the attendance fees to be allocated to the Board of Directors for the fiscal year ended December 31st, 2011 at a total amount of €99,000.00.

FIFTH RESOLUTION (Appointment of a new Statutory Auditor and a new Alternate Statutory Auditor)

The General Meeting, in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings and after hearing the Board of Directors' management report, acknowledges that the mandate of the Company’s Statutory Auditor and Alternate Statutory Auditor terminates on the date of the present General Meeting.

As a consequence, and after hearing the Board of Directors' management report, the General Meeting decides:

-	not to renew the mandates of Ernst & Young Audit and AUDITEX, respectively Statutory Auditor and Alternate Statutory Auditor of the Company;
-	to appoint:

(i)
PricewaterhouseCoopers Audit, with its registered office at 20 rue Garibaldi 69451 Lyon Cedex 06, registered with the Commercial Registry of Nanterre under number 672 006 483, as Statutory Auditor of the Company;

(ii)               Mrs. Anik Chaumartin, residing 63 rue de Villiers - 92 200 Neuilly-sur-Seine, registeredwith the Versailles Company of Auditors, as Alternate Statutory Auditor of the Company.

for a period of six fiscal years to be terminated at the end of  the General Meeting to be called in the course of year 2018 in order to approve the financial statements of the Company for the fiscal year ended December 31, 2017.

SIXTH RESOLUTION (Appointment of Mr. Marc Oczachowski as Member of the Board of Director)

The General Meeting, subject to the quorum and majority voting rules applicable to ordinary shareholders’ meetings, upon the Board of Directors proposal, and after having heard the report of the Board of Directors,

Resolves to appoint Mr. Marc Oczachowski as Member of the Board of Directors of the Company for a period of six years (i.e. until the ordinary shareholders’ meeting to be held to approve the financial statements for the year ended December 31st, 2017).

Mr. Marc Oczachowski has declared that he would accept this appointment and that he complies with applicable rules relating to the plurality of offices.

The General Meeting hereby gives proxy to any individual to use the original or a certified copy of the minutes of the present Meeting to complete all necessary formalities.

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AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

SEVENTH RESOLUTION (Amendment of Article 32 of the Company’s by-laws, entitled “Disputes” (Contestations))

The General Meeting, in accordance with the quorum and majority criteria required for extraordinary general meetings and after hearing the Board of Directors' report, decides to amend article 32 of the by-laws of the Company, entitled “Disputes” (Contestations) as follows:

“Unless expressly agreed otherwise, any disputes arising during the existence or the winding up of the Company either between the shareholders and the company or between the shareholders themselves and related to corporate matters shall be submitted to the Courts of the location of the registered office”

EIGHTH RESOLUTION (Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors,

decides that:

-
the maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations in the ninth to fifteenth resolutions, is set at 1,300,000 euros (one million three hundred thousand euros) ) i.e., a maximum number of shares of 10,000,000 with a nominal value of 0.13 euro each., to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve the rights of the holders of securities giving access to share capital or other rights giving access to share capital,

-
the maximum aggregate nominal amount of debt securities which may be issued pursuant to the delegations granted in the twelfth and thirteenth resolutions is set at 1,300,000 euros (one million three hundred thousand euros).

NINTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares, with cancellation of shareholders’ preferential subscription rights reserved for holders of the notes issued by the Company on January 25, 2012 or holders of any other debt securities to be issued by the Company for payments in the form of shares related to such debt securities)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129 et seq of the French Commercial code, in particular articles L. 225-129-2 and L. 225-138,

1.           delegates its authority to the Board of Directors to decide, in one or more occasions, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company in order to (i) pay in the form of ordinary shares the interest related to notes issued by the Company on January 25, 2012 (the “2012 Notes”) and/or (ii) pay in the form of ordinary shares any interest related to any debt security to be issued by the Company in the next

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eighteen months (hereinafter and collectively with the 2012 Notes, the “Notes”) and/or (iii) make any other payment in the form of shares to the holders of the Notes, as further specified in the terms of the Notes,

2.           decides that the issuance price of the securities to be issued pursuant to this delegation shall be determined by the Board of Directors in accordance with the terms of the Notes, as in full force and effect as at the date of subscription of the shares,

3.           decides to cancel the shareholders' preferential subscription rights to the shares which may be issued pursuant to this resolution in favor of the following category of investors: holders of the Notes,

4.           decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to this resolution, is set at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription), to which amount must be added, if need be, the additional nominal amount of the shares to be issued, in the event of new financial transactions, in order to preserve the rights of the holders of securities giving access to share capital; this amount shall be applied against the aggregate maximum amount provided for in the eighth resolution above,

5.           decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws and the by-laws, including but not limited to the following:

-	decide share capital increases;
-	determine the amounts of share capital increases, in accordance with the limits set forth in point 4 of this resolution;
-	determine the dates and terms and conditions of the share capital increases, including the issuance price of the new shares, in accordance with the conditions set forth in point 2 of the resolution;
-	determine the method of paying-up of the shares, in particular to provide for the paying-up of the shares by set-off against the interest claims of Notes holders;
-	suspend, if need be, the exercise of rights attached to such securities as permitted by law and regulations;
-	at its sole initiative, allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve;
-	performing formalities following capital increases and subsequent modifications of the by-laws;
-
more generally, enter into any agreement necessary, in particular, to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

6.           decides the present delegation is granted for a period of eighteen (18) months from the date of this meeting,

7.           acknowledges that this delegation shall automatically result in the waiver by the shareholders, in favor of holders of securities to be issued by the Board of Directors, of their preferential subscription rights to the shares to which the issued securities would entitle them,

8.           acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

TENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

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having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129-2, L. 225-134, L. 228-92 and L. 228-93 of the French Commercial code,

1.           delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance, in France or abroad, of ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.           decides that the aggregate maximum nominal amount of the capital increases which may be carried out, immediately or in the future, pursuant to this resolution is set at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital,

3.           decides that this amount shall be applied against the aggregate maximum provided for in the eighth resolution above,

4.           decides to set the maximum nominal amount of debt securities which may be issued pursuant to this delegation at 1,300,000 euros (or its counter-value in foreign currencies as at the date of  subscription), to be applied against the aggregate maximum provided for in the eighth resolution above,

5.           decides that the shareholders may exercise, in accordance with the law and regulations in force, their preferential subscription rights to the ordinary shares and the securities issued pursuant to the present delegation,

6.           decides that the Board of Directors may grant shareholders the right to subscribe to securities in excess of those they may subscribe to as of right (droit de souscription à titre réductible), which shall be exercised in proportion to their rights and within the limits of their requests,

7.           decides that if the subscriptions as of right (souscription à titre irréductible), or as the case may be, excess subscriptions (souscription à titre réductible) have not absorbed the entire issuance of shares or of securities or debt securities, the Board of Directors may choose, in the order that seems relevant to it, one or several of the options below:

-
limit the issuance to the amount of the subscriptions received, provided that such subscription is equivalent to at least three-fourths of the initial amount of the relevant issuance as decided by the Board of Directors,

-	distribute freely all or some of the unsubscribed shares, which have not been subscribed as of right, or as the case may be, excess subscriptions,
-	offer to the public all or part of the unsubscribed securities,

8.           specifies that transactions contemplated by this delegation may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

9.           decides that the Board of Directors shall have all powers to implement this delegation, in accordance with the law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including a retroactive date, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be

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issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

10.           decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

11.           acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

12.           acknowledges that this authorization, subject to the approval of this resolution, replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on May 24, 2011,

13.           decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting.

ELEVENTH  RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital of the Company or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-136 and L. 228-91 et seq. of the French Commercial code,

1.           delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

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2.           decides the issuances which may be carried out pursuant to this delegation may be realized through a public offering, being specified that the Company may proceed by way of the filing of a registration statement with the Securities and Exchange Commission in the United States,

3.           decides that the maximum nominal amount of the capital increased which may be carried out, immediately or in the future, pursuant to this resolution, is set at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, which amount shall be applied against the aggregate maximum provided for in the eighth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.           decides to set at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, which amount shall be applied against the aggregate maximum provided for in the eighth resolution,

5.           decides to cancel the shareholders' preferential subscription rights to the shares and/or any securities and/or any debt securities to be issued, in accordance with applicable law,

6.           decides that the price of shares or securities issued pursuant to this delegation shall be determined by the Board of Directors as such price would result from the mechanism of supply and demand as per the so-called book-building method developed by professional customs (specifying, however, that if the shares of the Company are admitted for trading on a regulated market when this delegation is used, the price shall be set in accordance with the provisions of article L. 225-136-1° of French Commercial code).  In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ,

7.           acknowledges and decides that this delegation shall automatically result in the waiver by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them, in favor of holders of securities to be issued by the Board of Directors,

8.           specifies that transactions contemplated in this resolution may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

9.           decides that the Board of Directors shall have all powers to implement this delegation, in accordance with law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

10.           decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,

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-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

11.           acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

12.           acknowledges that this authorization, subject to the approval of this resolution, replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on May 24, 2011,

13.           decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting.

TWELFTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics)

In line with the Company's development and growth strategy, the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial code,

1.           delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.           decides that the issuance of preferred shares is expressly excluded from this delegation,

3.           decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription); this amount shall be applied against the aggregate maximum provided for in the eighth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.           decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution to the new or existing investors which meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros or its counter-value in foreign currencies as at the date of subscription (issuance premium included):

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A.
(i)
institutional investors or individuals being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.); and

(ii)	specialized or skilled in the health care or biotechnologies secteurs or specialized in investing in companies with high growth potential; and

(iii)
which are prepared to make an investment decision in respect of the Company solely based on available public information, provided, however, that each prospective investor will be required to enter into a confidentiality agreement regarding the proposed investment prior to any disclosure to it of the name of the Company; or

B.           any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above, as part of such agent’s or underwriter’s compensation for their services.

5.           specifies that, pursuant to article L. 225-132 of the French Commercial code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

6.           decides that the issuance price (or the amount of the counterparty which is due to the Company for each share to be issued, in the case of issuance of securities giving access to the Company’s share capital) will be set in accordance with usual market practices, by reference to the price offered to investors in the context of said global placement, in accordance with the over-the-counter negotiations the Board of Directors will carry out with said investors. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ,

7.           decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws, including but not limited to the following purposes:

-
determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,

-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for each of the aforementioned categories and the number of shares to be allocated to each of them,
-
allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-	perform formalities following each capital increase and subsequent modification of the by-laws,
-
more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

8.           decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on May 24, 2011,

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9.           acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

THIRTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics (practitioners  who use the Company’s technologies and/or commercial partners of the Company and/or patients who have benefited from treatments using technologies developed by the Company)

In line with the Company's development and growth strategy, the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial code,

1.           delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.           decides that the issuance of preferred shares is expressly excluded from this delegation,

3.           decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its counter-value in foreign currencies at the date of subscription); this amount shall be applied against the aggregate maximum provided for in the eighth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.           decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution in favor of the following new or existing investors, with a maximum of 100 subscribers, with a minimum individual subscription amount of 10,000 euros or its counter-value in foreign currencies as at the date of subscription (issuance premium included):

(i)
practitioners who have used the Company’s technologies over the course of the last 24 months preceding the issuance of the securities, subject to compliance with the applicable laws and professional ethics; and/or

(ii)	commercial partners of the Company who have entered into a business agreement with the Company over the last 24 months preceding the issuance of the securities; and/or

(iii)	patients who have benefited from treatments using technologies developed by the Company over the last ten years,

5.           specifies that, pursuant to article L. 225-132 of the French Commercial code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

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6.           decides that the issuance price (or the amount of the counterparty which is due to the Company for each share to be issued, in the case of issuance of securities giving access to the Company’s share capital), will be set in accordance with usual market practices, in accordance with the over-the-counter negotiations the Board of Directors will carry out with said investors. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ,

7.           decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-
determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,

-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-
allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-	perform formalities following each capital increase and subsequent modification of the by-laws,
-
more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

8.           decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having a similar purpose granted to the Board of Directors by the extraordinary general meeting on May  24, 2011,

9.           acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

FOURTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of the following category of persons: directors and officers of the Company in office at the date of issuance of the shares or other securities, and natural persons who have an employment contract with the Company at the date of issuance of the shares or other securities)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial code,

1.           delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company, (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued

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in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors, and which subscription might be made either in cash or by set off.

2.           decides that the issuance of preferred shares is expressly excluded from this delegation,

3.           decides that the maximum nominal amount of the share capital increases which may be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its counter-value in foreign currencies); this amount shall be applied against the aggregate maximum provided for in the eighth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.           decides to cancel the shareholders' preferential subscription rights to the shares and securities which will be issued and to reserve subscription of shares and securities subject to this resolution in favor of the following category of persons: (i) directors and officers of the Company in office at the date of issuance of the shares or other securities, and (ii) natural persons who have an employment contract with the Company at the date of issuance of the shares or other securities.

5.           specifies that, pursuant to article L. 225-132 of the French Commercial code, this delegation shall automatically result in the waiver by the shareholders, in favor of holders of securities to be issued by the Board of Directors, of their preferential subscription rights to the shares to which the issued securities entitle them,

6.           decides that the issuance price will be set by the Board of Directors, by reference to the price of the latest transaction on the Company’s share capital carried out during the six months prior to the issuance, with a premium or discount of 10% respectively more or less compared to such price. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ,

7.           decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws, including but not limited to the following purposes:

-
determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,

-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of the beneficiaries for each aforementioned categories and the number of shares to be allocated to each of them,
-
allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-	perform formalities following each capital increase and subsequent modification of the by-laws,
-
more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

8.           decides the present delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on May 24, 2011,

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9.           acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

FIFTEENTH RESOLUTION (Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129-6 of the French Commercial code and articles L. 3332-18 et seq. of the French Labor code,

1.           delegates its authority to the Board of Directors to decide, pursuant to its own deliberations, one or several capital increases by issuance of ordinary shares of the Company, directly or through an employee mutual fund, reserved for participants in the Company’s employee savings plan as permitted under articles L. 3332-1 et seq. of the French Labor code which would be open to the Company’s employees and affiliated entities, as defined by article L. 225-180 of the French Commercial code, and who further meet, as the case may be, the conditions that may be set by the Board of Directors (hereinafter the “Group Employees”)

2.           decides therefore to cancel the shareholders’ preferential subscription rights under article L. 225-132 of the French Commercial code for the ordinary shares which would be issued hereto and to reserve subscription of such ordinary shares to the Group Employees,

3.           decides that this authorization is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on May 24, 2011,

4.           decides that the maximum nominal amount of the shares which may be issued pursuant to this resolution is set at 42,549 (forty two thousand five hundred forty nine) euros (or its counter-value in foreign currencies at the date of subscription),

5.           decides that this amount shall be applied against the aggregate maximum of 1,300,000 euros for share capital increase which may be carried out pursuant to the delegations granted to the delegations granted to the Board of Directors, as provided in the eighth resolution above,

6.           decides that the issuance price per share will be set by the Board of Directors in accordance with article L. 3332-20 of the French Labor code.

This document is not an offer to purchase, or a solicitation of an offer to buy shares or any other securities of the Company.

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